UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 October 1,
2021

  By E-Mail

  Patrick Gadson, Esq.
  Vinson & Elkins LLP
  The Grace Building
  1114 Avenue of the Americas
  32nd Floor
  New York, NY 10036

          Re:     Rocky Mountain Chocolate Factory, Inc.
                  Additional Definitive Soliciting Materials filed by AB Value
                         Partners, LP et al.
                  Filed September 30, 2021
                  File No. 001-36865

  Dear Mr. Gadson:

       We have limited our review of the filing to those issues we have addressed in our comments.

  Additional Definitive Soliciting Materials filed September 30, 2021

  1. We note your references to the possible results of the upcoming election of directors at
          the company   s annual meeting in the subject line of the letter and
in the second paragraph
          of the letter. Revise your disclosure to clarify that you are unable to predict the results of the meeting. See Note d to Rule 14a-9.

  2.      Please provide us support for your statement that    Delaware law
prohibits you from
          taking any further actions to impede the stockholder franchise    and
for your suggestion
          that the company has taken any action    to impede the stockholder
franchise.

  3. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation
          for your statement that the current directors are       entrenching
yourselves or lining your
          pockets using Company resources.    In this regard, note that the
factual foundation for
          such assertion must be reasonable. Refer to Rule 14a-9.

  4. Related to comment 2 above, provide us your legal analysis that Delaware law would
          require the current board of directors to    [o]perate the Company
under the current status
          quo until the stockholders decide the Board   s composition.
Committing the Company to
 Patrick Gadson, Esq.
Vinson & Elkins LLP
October 1, 2021
Page 2

      any material transactions or obligations outside the ordinary course of business before the new Board is seated would disenfranchise the stockholders and could deprive the new
      Board of its ability to act in accordance with its electoral mandate
and to    [t]ake all steps
      necessary to disarm any change in control provisions that could penalize stockholders for electing candidates you oppose.

      Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions